Filed by Chester Valley Bancorp, Inc.
                                                 (Commission File No. 000-18833)

                                Pursuant to Rule 425 under the Securities Act of
                                          1933 and deemed filed pursuant to Rule
                                            14a-12 under the Securities Exchange
                                                                     Act of 1934

                                   Subject Company: Chester Valley Bancorp, Inc.
                                                 (Commission File No. 000-18833)

FORWARD LOOKING STATEMENTS. A number of the matters discussed in this message that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies resulting from the merger of Willow Grove Bancorp and Chester Valley Bancorp, combined operating and financial data, future banking plans, and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the failure to realize capital, operating expense and other synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the shareholders of Willow Grove Bancorp and Chester Valley Bancorp and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Willow Grove Bancorp's and Chester Valley Bancorp's respective reports filed with the SEC, including each company's annual report on Form 10-K for the year ended June 30, 2004 and quarterly report on Form 10-Q for the quarter ended September 30, 2004. This message speaks only as of its date, and Willow Grove Bancorp and Chester Valley Bancorp each disclaims any duty to update the information herein.

ADDITIONAL INFORMATION AND WHERE TO FIND IT. In connection with the proposed merger, a registration statement on Form S-4 will be filed with the SEC. WILLOW GROVE BANCORP AND CHESTER VALLEY BANCORP SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Willow Grove Bancorp and Chester Valley Bancorp. Shareholders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Willow Grove Bancorp by calling Christopher E. Bell or from Chester Valley Bancorp by calling Joseph Crowley.

PARTICIPANTS IN SOLICITATION. Willow Grove Bancorp, Chester Valley Bancorp and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning persons who may be considered participants in the solicitation of Willow Grove Bancorp's shareholders is set forth in the proxy statement dated October 8, 2004, for Willow Grove Bancorp's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning persons who may be considered participants in the solicitation of Chester Valley Bancorp's shareholders is set forth in the proxy statement dated September 10, 2004, for Chester Valley Bancorp's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Willow Grove Bancorp and Chester Valley Bancorp in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

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                   WILLOW GROVE BANCORP/CHESTER VALLEY BANCORP
                             MODERATOR: JOE CRIVELLI
                                JANUARY 21, 2005
                                 10:30 A.M. EST

OPERATOR: Good morning, and welcome to the Willow Grove Bancorp and the Chester Valley Bancorp conference call. At this time, all participants have been placed on a listen-only mode. And the floor will be open for questions following the presentation. This call is being recorded today, January 21, 2005. It is now my pleasure to turn the floor over to your host, Joe Crivelli. Sir, you may begin.

JOE CRIVELLI: Thank you, Melissa. Good morning, everyone. Thanks for joining us today. Let me start by reminding you that this call is the property of Willow Grove Bancorp and Chester Valley Bancorp, Incorporated.

Any redistribution, retransmission or rebroadcast of this call in any form without the express written consent of Willow Grove Bancorp and Chester Valley Bancorp is strictly prohibited. Further, as this call is being Webcast live and will be made available for a period of time on the Bancorp's Web site, this call contains time-sensitive information that is accurate only as of the date of this live Webcast, January 21, 2005.

This conference call and the accompanying slides which are being broadcast on January 21, 2005 contain certain forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include the words believe, expect, anticipate, intend, plan, estimate or words of similar meaning or future or conditional verbs such as will, would, should, could or may.

Forward-looking statements by their nature are subject to risks and uncertainties. A number of factors, many of which are beyond the company's control, could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements.

Both Willow Grove Bancorp and Chester Valley Bancorp's reports filed from time to time with the Securities and Exchange Commission, including their respective form 10(k)'s for the years ended June 30, 2004 and other periodic and current reports filed thereafter describe some of these factors, including general economic conditions, changes in interest rate, deposit flows, the cost of funds, changes in credit quality and interest rate risks associated with their respective businesses and operations.

Other factors described include changes in our loan portfolios, changes in competition, fiscal and monetary policies and legislation and regulatory changes. Forward-looking statements speak only as of the date they are made. Willow Grove Bancorp and Chester Valley Bancorp do not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made or to reflect the occurrence of unanticipated events.

The slides accompanying today's presentation are available in the investor relations section of the Willow Grove Bancorp Web site at www.willowgrovebank.com as well as the investor relations section of the Chester Valley Bancorp Web site at www.ffbonline.com.

Now I'd like to turn the call over to Fred Marcell, President and Chief Executive Officer of Willow Grove Bancorp. Please go ahead, Mr. Marcell.

FRED MARCELL, PRESIDENT, CHIEF EXECUTIVE OFFICER, WILLOW GROVE BANCORP: Thanks, Joe. Good morning, everyone. Taking a quick look-see at the attendance today, there is a number of people out there that I know. Thank you for being with me this morning. And there's a number of people that I don't know, and I will hope to get to know you over the next period of time.

I am thrilled to be with you. This past summer, a number of you know that I had an opportunity to open the NASDAQ market. And that was quite a thrill to talk to people across the United States. And this opportunity this morning is very similar to the feeling I had that morning in opening the market.

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Again, Joe, thanks. With me this morning is Donna Coughey, the Chief Executive
Officer and President of Chester Valley. Along with Donna is the Chief Financial Officer, Joe Crowley. And along with myself is Chris Bell the Chief Financial Officer of Willow Grove. Again, thank you for joining us.

Last night we had a great announcement, some very exciting news for Willow Grove Bancorp and Chester Valley and their respective shareholders. I'm sure you saw the press release announcing our acquisition of Chester Valley Bancorp based in Downingtown, PA.

I want to take a few minutes now and speak to you in reference to some prepared remarks. Donna Coughey will speak with you, and then we will open it for questions and answers. Before I go forward, Donna, as you know from the press releases, will be becoming the President and CEO of Newco when we finalize and have the settlement in the third quarter. And you'll hear more about that later. And I'm thrilled that Donna will be our new CEO of the combined institution.

Let me start by giving you some perspective on this exciting acquisition. I have always viewed Chester Valley Bancorp as a strong strategic fit. As a matter of fact, we started talking some five years ago, so Chester Valley is not new to me and Willow Grove is not new to Chester Valley.

This transaction, which is expected to close during the third calendar quarter, will position Willow Grove Bank as the fifth largest bank headquartered in Southeastern Pennsylvania and will strengthen our market share with retail and commercial customers throughout the market territory. This is a merger that strategically, unlike any other in the Philadelphia area, a merger where the value of the combined entity is expected to greatly exceed the value of the individual parts.

With the combination of our two great community banks, we not only will create a much stronger, more powerful regional bank, but also one that retains its tight ties to the local community. Opportunities to expand relationships with our respective customers and to penetrate new markets will abound upon completion of this deal.

As many of you are aware, I announced my retirement as president and CEO of Willow Grove in 2004. As I just indicated, Donna Coughey will be our new president going forward. I'm pleased to tell you that I will remain active and visible at Willow Grove Bancorp as a member of the board of directors. And Donna will be assuming this role, as I said earlier, at the time of the settlement.

Donna is a 33-year banking industry veteran with a proven track record of success in both large and small markets. I could not think of a better candidate to carry the torch forward as Willow Grove Bancorp enters the next phase of its evolution. Donna will join us later in the call to review the transaction in greater detail.

Going forward, each bank will operate as a division under their current names, Willow Grove and First Financial. The plan is to keep these names for approximately three years. And we have already begun to discuss a new name of the combined holding company. The new combination will have a dramatically increased presence in the Southeastern Pennsylvania market with combined assets totaling approximately $1.5 billion.

Let's talk a little more about the strategic rationale for this acquisition. First, the merger of Chester Valley Bancorp into Willow Grove Bancorp is a strong strategic fit. As I mentioned, the combined entity will have a strong position in an attractive Southeastern Pennsylvania banking market in a unique footprint that surrounds Philadelphia. Customers in this market have always appreciated and responded to locally based decision making. You can come in and see Donna and Fred. We're not at a distance.

With this acquisition, Willow Grove Bank will offer clients greater scale, an expanded product offering, an expanded branch network and a high quality, locally based alternative to impersonal national, that I sometimes label, foreign megabanks headquartered far from the Philadelphia region. The combined entity will also benefit from added senior management with proven commercial banking expertise.

Secondly, Willow Grove Bank and First Financial Bank have extremely complimentary businesses and similar customer focus community banking operating models. The philosophies of both companies are very similar in approach and execution. Product mix also meshes very well.

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With the combined bank boasting a range of customer and commercial banking products, a 27-branch network, real estate, commercial, consumer lending, a higher legal lending limit, wealth management, trust and brokerage operations through Chester Valley's subsidiary, the Philadelphia Corporation for Investment Services, this transaction will also position the combined bank as a major player along the important Route 202 corridor in Chester County.

Most importantly, the local presence and high touch that our respective customers have come to know and expect from both banks will remain in place. Both of our banks have been rewarded over the years with awards pertaining to our customer service. And that will stay in place. The combination also will diversify our balance sheet from both a deposit and loan portfolio standpoint with an emphasis on commercial loans that also will enhance our demographic profile by widening our existing and potential customer bases through geographic and product diversification.

Financial implications are very attractive. The planned combination of these two banks is a major win for shareholders. We estimate that we can reduce our combined expenses by approximately $2.2 million during the first year. With these synergies, the transaction will be accretive to GAAP and to cash EPS after closing.

As we go through this presentation, please keep in mind that any references to the first year forecast refer to the first 12 months of the combined operations. Finally, this planned combination will have minimal execution risk. We know each other. As I said, we've been talking for the past four or five years.

We have a shared approach to community banking, and we strongly believe in providing Southeastern Pennsylvania with a locally based and focused banking and financial services solution. In short, the Willow Grove management team and the board of directors believes that this acquisition was the best possible use of our excess capital at this time.

I'd like to highlight some of the significant terms of the transaction. We're acquiring Chester Valley Bancorp for $27.90 per share with 1.482 shares of Willow Grove Bancorp stock for each share of Chester Valley Bancorp subject to approximately 35 percent of all Chester Valley Bancorp shares to be exchanged for cash.

From a board of directors standpoint, the board will be comprised of 10 members from the Willow Grove Bancorp board and seven members from the current Chester Valley Bancorp board. The chairman of the board and chairman designee will come from the Willow Grove Bancorp board. The agreement contains a double trigger walk-away provision that enables Chester Valley to cancel the deal if the following two things happen: Willow Grove stock falls by 25 percent or more and the decline in Willow Grove stock is worse than the decline in the NASDAQ bank index by 15 percent or more.

Finally, all due diligence has been completed to this point. And we expect the transaction to close in the third calendar quarter.

From a deal pricing standpoint, Chester Valley is being valued at $27.90 per share, representing a one-day premium of 28.2 percent. This also represents a
23.4 times multiple of Chester Valley's trailing 12 month EPS at 2.8 times the multiple to book value and at 2.9 times the multiple to tangible book value. All of these metrics are comparable to recent transactions in Pennsylvania. We are confident this combination is an uncommonly good strategic fit that will benefit all stakeholders.

I'll be turning over the call to Donna Coughey in just a moment to review the remainder of the transaction. But first, let me give everyone an overview of Willow Grove Bancorp as we exist today. Donna then will join us to give an overview of Chester Valley Bancorp and review some of the financial and product highlights in greater detail.

With headquarters in Maple Glen, Pennsylvania, Willow Grove Bancorp is the parent company of Willow Grove Bank, a federally chartered thrift with 14 full service branch offices located in Montgomery, Bucks and Philadelphia counties. We're up near the Willow Grove Naval Air Station as a highlight as to positioning us.

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From a lending perspective, we are focused primarily on real estate. Here are some of our pertinent financial metrics as of September 30, 2004. Total assets, approximating $975 million; net loans, $537 million; total deposits at approximately $592 million. Our net interest margin stands at a healthy 3.29 percent.

From a performance standpoint, our return on equity and return on assets are
6.74 percent and 77 basis points respectively. And we have been growing at a healthy pace. Over the past three years, our loans and core deposits have grown by a compounded annual growth rate of 10.8 percent and 22.5 percent respectively.

We performed well on a stand-alone basis, but our bank stands at a crossroads. We can continue to build new branches and expand our business on a de novo basis. But with our planned merger with Chester Valley Bancorp, we can take a quantum leap forward and double the size of our market immediately. We have the capital to make this transaction a success. And we think this is absolutely the right move for us at this time.

I'll be turning over the call to Donna Coughey in one moment. But first, let me reiterate how pleased I am to have Donna join us. Again, I can't think of a better person to lead us into the next phase of our growth.

Donna, please.

DONNA COUGHEY, CHIEF EXECUTIVE OFFICER, PRESIDENT, CHESTER VALLEY BANCORP:
Thanks, Fred. I want to tell you that I am very, very honored to be taking the reins from somebody that I truly have admired and enjoyed working with over these years. And I have a tremendous amount of respect for you and what you've done with Willow Grove. And I am excited and really looking forward to forging ahead with the vision that you've just presented to everyone here.

Let me give you a brief overview of our company, Chester Valley Bancorp. Chester Valley is a Pennsylvania chartered commercial bank that's headquartered in Downingtown, Pennsylvania. We have 13 full service branch offices that operate under the First Financial Bank name as well as Philadelphia Corporation for Investment Services.

Philly Corporation is a broker/dealer that provides many services, including self-directed and managed retirement accounts, daily sweep money market funds, life insurance, annuities, as well as margin accounts. Our lending is diversified between commercial real estate, commercial lending and consumer lending. And we have a strong deposit mix.

Here are some of the pertinent financial metrics for Chester Valley as of September 30, 2004. We have total assets of approximately $645 million, net loans of $400 million, total deposits of $429 million. Our net interest margin is 3.47 percent.

From a performance standpoint, our return on equity and return on assets are
11.49 percent and .94 percent respectively. We've been growing at a healthy pace. Over the past three years, our core deposits and loans excluding single family real estate of a compound annual growth rate of 23.64 percent and 17.72 percent respectively.

Now Fred couldn't have better presented the rationale for this transaction. The marriage of these two banks comes at just the right time. The demand for a locally-based community bank in the Southeastern Pennsylvania area is so strong. Customers have watched over the past three years as the banks that they did business with were absorbed by large national banks and decision making was removed from the local area.

Both Willow Grove Bank and First Financial Bank have definitely reaped the rewards of that demand. We will now be able to leverage it even better as we move forward together as one bank. If you look at a map of the combined franchise, you will see the complimentary nature of this transaction. This is an opportunity to fill in the gaps between the two branch networks.

We expect to be active in acquiring branches from some of the larger banks in the area as they pare back their operations. We also expect to be constructing new branches in strategic areas. Furthermore, we will be well positioned to be a potential acquirer in the future.

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The combination of our primary branch networks allows us to better leverage on attractive market opportunities in some of the most vibrant, affluent and fastest growing counties in Southeastern Pennsylvania.

From a commercial lending, retail banking and investment product sales perspective, the counties of Chester, Montgomery and Buck offer extremely attractive demographics. Population and median incomes in these counties are forecasted to grow at a healthy double-digit level. Median household incomes are the highest in Chester, Montgomery and Buck Counties relative to all the other counties in the state. The really good news to all of this is that these counties are expected to remain attractive markets for the foreseeable future.

On a pro forma basis, the deposit base of the combined companies will be more heavily weighted towards core deposits with combined checking account deposits representing just under 26 percent of the total, savings deposits at approximately 12 percent and money market deposits at just over 25 percent. The weighting of CDs for the combined institution decreases to about 38 percent when you combine the two entities. These metrics are very good as they indicate that the combined company will have a stable and lower cost source of funding.

From a lending standpoint, the combined institution will have a well balanced portfolio drawing from Willow Grove's expertise in commercial and residential real estate and Chester Valley's focus on a commercial lending, small business and consumer lending.

On a combined basis, the pro forma loan portfolio will be balanced as follows:
25 percent in commercial real estate, 12 percent in construction lending, 16 percent in commercial and industrial loans, 22 percent in consumer lending and 25 percent in residential real estate.

The opportunities to expand products and to grow are just great. In particular, we will immediately introduce to the Willow Grove customers a commercial lending product that we developed at Chester Valley targeting the small business market. This product provides financing for small businesses that is primarily based on a commercial credit scoring and the personal guarantee of the business owner. We have successfully grown our portfolio of loans from $4 million two years ago to over $25 million today.

The average balance is under $100,000. And our experience has been that they are very solid from a credit risk standpoint.

The other good news about these customers is that they are a full relationship client. Meaning they include, among other products, business and personal checking accounts and money market accounts.

The combination also makes sense from a balance sheet perspective. The new company will have approximately $1.6 billion in total assets, almost $576 million in investment securities, net loans of approximately $938 million, total deposits of $1 billion and borrowing, including trust preferred securities, of $429 million.

So while the synergies between the two companies certainly back up the rationale for the combined entity, the transaction is also extremely attractive from a financial standpoint. We expect the transaction to be accretive to earnings on both a GAAP and a cash basis within the first year of operations.

In the first year of operations, we expect to attain cost savings of approximately $2.2 million. We are estimating a core deposit intangible of approximately $10.7 million or 2.5 percent of total deposits. This will be amortized on an accelerated basis over a 12-year period. We expect the transaction to provide an additional pre-tax earnings amount of $650,000 during the first year as a result of purchase accounting adjustments.

Finally, one-time merger charges are anticipated to be approximately $6 million on a pre-tax basis or $4 million after tax, including charges for transaction costs, change of control costs, data processing and conversion costs and various costs related to personnel expenses.

As noted earlier, the transaction will be accretive to the first year of earnings, excluding one-time merger related charges with an estimated 12.3 percent of gap earnings per share accretion and 16.9 percent of cash earnings per share accretion.

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Of the projected cost savings, approximately $1.2 million will come from reduced personnel expense, another $400,000 from consolidation of data processing resources and $600,000 from other cost reduction initiatives in year one.

Fred and I both believe that one of the compelling reasons for putting the two banks together is that both have extremely strong balance sheets and are well capitalized at present. The combined banks will have a GAAP capital ratio of
12.83 percent and a tangible capital ratio at 7.44 percent.

Our forecast for year one is not heavily dependent on the realization of any revenue strategy. However, we certainly do expect to be able to cross-sell each other's products and services. At the present time, we are providing guidance for the first year of combined operations as follows: fully diluted GAAP earnings per share will be in the range of 95 cents to $1, while fully diluted earnings per share will be in the range of $1.07 to $1.12.

In particular, we see opportunities to introduce First Financial Bank's trusts and Philly Corporation's asset management products to Willow Grove Bank's retail customer base as well as the small business commercial lending products that I just mentioned earlier. And the combined bank's higher lending limit will provide opportunities to expand relationships with existing commercial, industrial and real estate customers.

I think I speak for Fred and everyone involved in this transaction when I say that we are at a tremendously exciting juncture. At the close of this acquisition, we will have created a stronger, better financial institution that has retained its local roots and dedication to the suburban and Northeast Philadelphia regional community that we currently serve. We firmly believe that remaining locally based while still growing the banking footprint in the area is the best solution to address the customers' demands in Southeast Pennsylvania.

With that, I'd like to turn the call back over to Fred to conclude.

FRED MARCELL: Thanks a lot, Donna. I said approximately a half-hour ago I'm thrilled. And I still am, and I will be as we move forward with putting this transaction together and look at it over the ensuing years. We all believe that the strategic and complimentary nature of this combination makes sense from many different perspectives.

From a financial perspective, the acquisition of Chester Valley will be accretive to earnings within the first year, enhance its pro forma deposit base and mix and diversify the balance sheet. Strategically the business models are extremely complimentary.

While both banks provide strong senior management depth and we believe there is a limited execution risk to the transaction, we all strongly believe that this combination comes at the right time, meets a growing demand in the markets we serve and that both sides have the employee talent drive and dedication to the community that will make this a rousing success. We look forward to providing further updates as this transaction proceeds.

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With that, let me open the lines for questions.

OPERATOR: Thank you. The floor is now open for questions. If you do have a question, you may press star, one on your touch-tone phone at this time. If at any point your question is answered, you may remove yourself from the queue by pressing the pound key.

Your first question is coming from Colin Dunn with KBW.

COLIN DUNN, KBW:  Good morning.

DONNA COUGHEY:  Good morning.

FRED MARCELL:  Good morning.

COLIN DUNN: The first question, I guess, just regarding shareholder approvals. What percentages of the shareholders of both, I guess, Willow Grove and/or Chester Valley would need to approve the transaction?

FRED MARCELL: Colin, this is Fred. You'll need to speak louder. Would you please repeat that?

COLIN DUNN: Yes, sorry. I guess the first question is regarding shareholder approvals. What percentage of the Willow Grove shareholders and Chester Valley shareholders would need to approve the transaction?

FRED MARCELL:  Yes, the majority is what we would be looking at.

COLIN DUNN: OK. And then you guys - the press release gave good detail on EPS accretion, and the presentation did as well. As far as book value dilution, tangible book value per share dilution, can you help us - help frame that for us?

DONNA COUGHEY:  Joe Crowley is probably the best to answer that question.

COLIN DUNN:  Thanks.

JOE CROWLEY, CHIEF FINANCIAL OFFICER, CHESTER VALLEY BANCORP: Right now the tangible book value of the combined company would be approximately 7.25 percent. So on a Willow Grove stand-alone basis, I think it's going to be a reduction of around 4 percent.

COLIN DUNN:  In terms of tangible book value per share?

JOE CROWLEY:  Correct.

COLIN DUNN: OK. And then the cash portion of the deal - how is that going to be funded?

JOE CROWLEY: We anticipate that we would do a deleveraging of the balance sheet of approximately $200 million.

COLIN DUNN:  Right.

JOE CROWLEY: Of which $140 million would repay borrowings with the balance used to fund the cash portion of the transaction.

COLIN DUNN: OK. And you anticipate being able to be level with no hit to capital?

JOE CROWLEY:  That's correct.

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COLIN DUNN: OK. And then, I guess the final question is pro forma - what does the asset sensitivity or liability sensitivity of the balance sheet look like.

JOE CROWLEY: Pro forma - right now that's a difficult question to answer because we haven't identified specific loans or assets that are going to be sold.

COLIN DUNN:  OK.

JOE CROWLEY: I could tell you when we do pro forma, we do assume that any borrowings that are needed and liabilities are three or more years in maturity. We do anticipate an improvement in the combined institution's asset sensitivity.

COLIN DUNN:  Thank you.  That's all.

FRED MARCELL:  Thanks, Colin.

OPERATOR:  Thank you.  Your next question is coming from David Darst with FTN.

DAVID DARST, FTN:  Good morning.

FRED MARCELL:  Good morning, David.

JOE CROWLEY:  Hello.

DAVID DARST: Can you comment on your share repurchases and the likelihood of you purchasing any more loan pools in between now and the closing date?

FRED MARCELL: David, I'm going to have Chris Bell, the Chief Financial Officer of Willow Grove Bank, speak to that.

CHRIS BELL, CHIEF FINANCIAL OFFICER, WILLOW GROVE BANCORP:  Good morning, David.

DAVID DARST:  Morning.

CHRIS BELL: Yes, certainly Willow Grove Bank has successfully used buy-backs in the past as an effective capital management tool, especially as it related to excess capital. So with all buy-backs, we'll continue to evaluate that, especially as related to earnings per share accretion while at the same time balancing that with capital needs for the anticipated future growth.

But at this point, the program's still open. And again, we'll deal with that accordingly. I'm not sure if I heard the end of your question, though.

DAVID DARST: I guess the same would go for your purchased assets or any purchased loan pools?

CHRIS BELL: OK. Yes, in terms of that, again, it's just a - we're looking at all asset liability management. The nice thing I can say is we've certainly grown significantly over the past couple quarters. And a lot of that was purchased assets. And I think our dependency on that is going to certainly be, you know, will be reduced. And therefore, again, we can really grow this organic organization.

DAVID DARST:  OK.  Do you anticipate converting to a bank charter?

DONNA COUGHEY: This is Donna Coughey. Right now we'll be going into a thrift charter. We don't see any limitations within what we want to do within that thrift charter. So it's not limiting to us. We will evaluate that going forward.

DAVID DARST:  OK.  Thanks a lot.

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FRED MARCELL:  Thanks, David.

OPERATOR: Thank you. Your next question is coming from Matthew Schultheis with Ferris, Baker, Watts.

MATTHEW SCHULTHEIS, FERRIS, BAKER, WATTS: Hi. One quick question for you. I was wondering if there is a limit on the percentage of stock that can be converted in the deal. In other words, could this go at 100 percent stock?

DONNA COUGHEY: No, no. This is not 100 percent stock deal. It's anticipated that there will be approximately 35 percent in cash.

MATTHEW SCHULTHEIS: Is there, is there a limit to how much stock it can be done for, though? In other words, I read in the - it said about 65 percent would be stock in the press release. I'm just trying to make sure that that's the ceiling.

DONNA COUGHEY:  Joe, why don't you - Joe Crowley, why don't you answer that?

JOE CROWLEY: Matt, basically the way the transaction is structured it's structured at .96 shares of Willow Grove stock for Chester Valley stock. Swaps a cash component of $9.83.

MATTHEW SCHULTHEIS:  OK.  I understand.  Thanks a lot.

OPERATOR: Thank you. Your next question is coming from Wilson Smith with Boenning and Scattergood.

WILSON SMITH, BOENNING & SCATTERGOOD: Good morning. Donna, I'd like to follow-up a little bit on your comments about the franchise and putting them together and the growth prospects. You were saying that you'd be looking to acquire some, you know, branches if other people wanted to sell them and do some de novo branching. Have you penciled out any plans as to the number of branches that you all would like to do? And I am assuming it's mostly Montgomery County there as fill-in.

DONNA COUGHEY: Definitely Montgomery County is the fill-in. There are not absolute numbers, but we certainly know the footprint that we ultimately want to reach. As you know, Chester Valley has been fortunate enough over the past year to make three such acquisitions of branches from some of the larger competitors and will certainly look to do that as well on the combined basis. I think there's also opportunity there for a potential other acquisition. But as we model it out, we expect that we're also going to put some in on a de novo basis. So a lot of good yet to come.

WILSON SMITH: Good. And did I hear Joe say that you're going to be deleveraging, selling off about $200 million of fixed income securities?

DONNA COUGHEY:  Yes.

WILSON SMITH: OK. And then one last question for you, just technical question here. Would you make copies of the slides available to anybody that's interested? Because they're on the Internet, but can you make the PDFs available to us?

DONNA COUGHEY:  We'll be filing the 8(k) next week.

WILSON SMITH:  OK.  Very good.  Thank you.

FRED MARCELL:  Thank you.

DONNA COUGHEY:  Sure.  Thanks, Wilson.

OPERATOR: Thank you. Your next question is coming from David Cohen with Athena Capital Management.

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

DAVID COHEN, ATHENA CAPITAL MANAGEMENT:  Good morning.

FRED MARCELL:  Hi, David.

DAVID COHEN: I just wanted to understand the footprint a little better. Obviously you've got a set of offices in Chester County. And then if you're looking at a clock, you've got a bunch of offices around 12:00, and you're going to have to do some filling in, sort of, at 10 and 11:00. What I'm wondering is should we look at the footprint as stopping basically as you go around the clock where Willow Grove's franchises now? Or are you interested in filling in, sort of, from the Delaware River all the way to the, to the Delaware and Maryland border?

DONNA COUGHEY: Right at this point there is, there is a real need for us to fill in the footprint as you see it with the gap. That does not prohibit us in the future of looking into other expansion. We're very comfortable with that whole end of the market. From a commercial lending standpoint, we at Chester Valley have been kind of infiltrating the market as we speak. So we've already opened up a loan production office and some other things. That would not be out of the question outside of that footprint in the future. But right now, we're concentrating on filling that gap.

DAVID COHEN: And what about that hole in the middle of the doughnut that's called Philadelphia?

DONNA COUGHEY:  You mean...

FRED MARCELL:  David, this is Fred.  When you say Philadelphia, Center City...

DAVID COHEN: Well, I mean, the only mention I've heard of Philadelphia is the northeast where obviously you already have a presence. Do you view this ultimately as a suburban franchise?

DONNA COUGHEY:  No, not necessarily.  No.

DAVID COHEN:  OK.  Thanks a lot.

FRED MARCELL:  Take care.

OPERATOR: Thank you. Your next question is coming from Ross Habarman with Habreman Fund.

ROSS HABARMAN, ANALYST, HABREMAN FUND:  Good morning.  How are you?

FRED MARCELL:  Good morning, Ross.

ROSS HABARMAN: Fred, just a quick question. The pro forma makeup of the loan portfolio - what category do you expect to grow at a quicker pace than average and/or focus on? And are you happy with the pro forma mix as is?
Or how do you want to re-jiggle that pro forma mix?

FRED MARCELL: Hi, Ross. It's Fred. Good to hear from you. As Donna and I said earlier, there are potentials on both sides of the balance sheet. But from a loan point of view, we're going to take a hard look-see up front in reference to the small business lending and C&I lending.

Donna and her management team have put together a strategic plan as to how to go about that. And even though we have been into some business lending, this will allow, let's say, the Willow Grove side to pick up on the business lending.

When you look at the diversification of the portfolio, you know, I'm pleased with it. We will continue to concentrate on both the commercial real estate instruction. We will evaluate the effort in reference to residential. We want to diversify and continue in a diversified mode.

ROSS HABARMAN: And just pro forma, going back to an earlier question on the interest rate sensitivity pro forma, how much of the roughly $1.98 billion of loans will automatically adjust to prime immediately? And how much of that $1 billion is fixed rate?

JOE CROWLEY: This is Joe Crowley. In round numbers, we have approximately $150 million that are tied directly to prime that price monthly. We have an additional $350 to $400 million that are going to reprice over the next two to three years. And we have approximately $350 million again on the single family residential side that are fixed.

ROSS HABARMAN: And will any of that last portion which you discuss be part of the repositioning as you merge the two shops?

JOE CROWLEY:  What we planned on doing...

ROSS HABARMAN:  In terms of...

JOE CROWLEY: ... is taking a global view of the balance sheet. And that includes both the investment security portfolio as well as the single family residential portfolio. And what makes sense from an asset liability management standpoint is what is going to be deleveraged.

ROSS HABARMAN: And your - and the goal in terms of the sensitivity is to be what after all is said and done?

JOE CROWLEY: We would love - right now Chester Valley is structured in such a manner that it is asset sensitive all the way out through three years. Our goal is to slowly move Willow Grove and the combined balance sheet to that type of repricing.

ROSS HABARMAN: OK. And just one final question. Regarding new branches, de novos, how many are planned for '05 and '06 specifically?

DONNA COUGHEY: In '05, there will be one more that will be opened up on the Chester Valley side. And that's going to be in Oxford. And in Willow Grove, Fred?

FRED MARCELL: Willow Grove's anticipating two, Ross. We've been interacting and negotiating, so it's an anticipation of two. And then as Donna just said, it's a definite opening one.

ROSS HABARMAN: Donna, just the one final question. After you get all settled and integrated here, as a means of growing, would you look to buy other banks as well as the de novo branching? Or are you happy with the de novo and/or buying branches route?

DONNA COUGHEY: No, absolutely we are open to that. And we hope that this is just the first of many that we can put community banks together to form what we see as this vision, this super-community bank.

ROSS HABARMAN:  OK.  Thank you.  The best of luck.

FRED MARCELL:  Thanks, Ross.

DONNA COUGHEY:  Thank you.

OPERATOR: Thank you. Your next question is coming from Anton Schutz with Mendon Capital Advisers.

ANTON SCHUTZ, MENDON CAPITAL ADVISERS:  Good day.  Congratulations, Donna.

DONNA COUGHEY:  Thank you, Anton.

ANTON SCHUTZ: We've certainly looked at your stock over the years, and this is certainly an interesting way for us to acquire it. We're one of the largest shareholders of Willow Grove, and some of my questions are for Fred.

Clearly, you were approaching your three-year anniversary when you could potentially explore sale of your own entity. And my question to you is did you explore what your stand-alone bank was worth from any sort of fairness opinion versus the combined entity here.

FRED MARCELL: Anton, we did, but my overall vision was to maintain our independence and grow the financial institution. And the best way was to bring about a strategic combination. The long-term value is where I believe we're going in reference to this strategic combination. And that was our - we felt that was our best move.

ANTON SCHUTZ: Did you look at that on a net present value basis? Or are you acting independently?

FRED MARCELL:  Independently.

ANTON SCHUTZ: So far I'm disappointed in the transaction. Like I said, Donna, this is a good transaction for your shareholders.

DONNA COUGHEY: Well, I appreciate the comment. I think that we believe that the shareholder value will be continued to be maximized. And there are a lot of good things to come. Chris?

CHRIS BELL: Yes, Anton, you know, I know you've probably taken a look at this. And we really haven't talked, so perhaps we can, you know, offline or what not, make an arrangement to talk.

ANTON SCHUTZ:  I'd be happy to speak later.

CHRIS BELL:  OK.  Excellent.

ANTON SCHUTZ:  Thank you.

FRED MARCELL:  Thanks, Anton.

OPERATOR: Thank you. Your next question is coming from Larry Garshofsky with Lawrence Partners.

LARRY GARSHOFSKY, LAWRENCE PARTNERS: Yes, hi. Congratulations. You know, I just want to carry on, sort of, in the same direction that Anton was going. You know, I've been a shareholder of Willow Grove for many years. And two questions - one, given the numerous amount of financial institutions in the Philadelphia market, would it be fair to assume that these talks with Chester Valley was the only combination you considered. And my second - well, I'll let you answer that, and then I'll ask a second question.

FRED MARCELL: Yes, we, over the course of the last couple of years, have entertained other conversations with other institutions. We're not able to take it beyond some really early reviews and early indications. As I said earlier, Larry, the scenario with Chester Valley and First Financial has been an ongoing scenario that we felt would be very beneficial to combine both shops. And this is what has come about.

I mean, if you look at our, if you look at our q's and k's, you'll see indications in there that we have performed due diligence in the past on other institutions. But I felt that taking them into consideration, this was the best move for Willow Grove.

LARRY GARSHOFSKY: All right. So you performed due diligence on other institutions. But have any other institutions done due diligence on you?

FRED MARCELL:  No.

LARRY GARSHOFSKY: No? OK. Also, again on that theme, do you consider getting your shareholder approval a lay-up?

FRED MARCELL:  Would you please repeat that?

LARRY GARSHOFSKY: Are you looking at getting the approval of your shareholders, you know, a given here?

FRED MARCELL:  Chris Bell will respond to that.

CHRIS BELL: Yes, Larry, absolutely not. You know, we don't want to assume anything. And from that perspective, I think the - when people are able to digest this transaction - and again, I'm sure we'll be talking to more and more people - I think they'll see, again, the value in the long-term just as, again, as Fred said, independent analysis.

We certainly had investment banker support in realizing, again, what is, what is the long-term value of this organization as opposed to a terminal value that could be extracted earlier. So, you know, again, what I'm saying is we'll work hard with our major shareholders to make sure if they can understand the transaction. But we also believe we have a very large local investor base as well as support from our employees and other constituencies. So nothing's assumed, but, you know, we're hopeful that obviously that we're here that we'll be able to deliver.

LARRY GARSHOFSKY:  Right.  OK.  Thank you very much.

DONNA COUGHEY:  And, Larry, if I could just take a minute.

LARRY GARSHOFSKY:  Yes?

DONNA COUGHEY: We're going to be doing some road shows, so if you have any interest at all, we would be happy to come in and discuss this in further detail.

LARRY GARSHOFSKY: OK. You're very welcome to come here. I'm in Los Angeles, and it's about 75 degrees here.

DONNA COUGHEY:  Wow.

LARRY GARSHOFSKY:  So you're welcome to come here.

UNKNOWN MALE #1:  You're first.  You're first.

DONNA COUGHEY:  That's right.  You're on the top of the list.

LARRY GARSHOFSKY:  OK.  Thank you.

DONNA COUGHEY:  Thank you so much.

LARRY GARSHOFSKY:  I'll look forward to seeing you here.

DONNA COUGHEY:  OK.  Bye, bye.

LARRY GARSHOFSKY:  Bye.

OPERATOR: Thank you. Your next question is coming from Mark Mulholland with Matthew 25 Fund.

MARK MULHOLLAND, PRESIDENT, MATTHEW 25 FUND:  Hi, Fred.  Hi, Chris.

FRED MARCELL:  (INAUDIBLE)

CHRIS BELL:  Good morning, Mark.  How are you?

MARK MULHOLLAND: Fine. I'm sorry, I didn't catch the - there was a caller, I guess, two callers ago. And I know - I think I know what he was asking. It was just, you know, by buying someone else and, you know, obviously showing your signs that you want to be an ongoing concern as compared to selling yourselves, you know, I guess what he wants you to do is just build the case for us that, you know, this could be worth much more to us over the long haul.

And the other thing, Fred, I mean, if you can point out to the caller the director's view, the officers have a substantial holding in Willow Grove. So obviously you were trying to make an - you know, make a decision that has the best economic value for shareholders in the long run. You know, if you can just answer those two.

FRED MARCELL: Well, I agree from the standpoint of we believe this transaction is a value that will be accomplished over the long run. As I have said to you a number of times, Mark, over the years, that stick with it and you'll be, you'll be rewarded. As we said earlier in the thoughts that we expressed, you know, even the whole is greater than the parts. And I believe with the efforts of Donna, our management team, the board of directors we want to be an independently, locally owned financial institution.

Donna, your thoughts?

DONNA COUGHEY: Yes, one of the things that I'd like you to take a look at if you're not a shareholder of Chester Valley is just take a look at us over the past few years. And I think you can - you'll be able to see what Fred has been speaking to, that once you start adding the commercial lending piece to this, we've got a very good cash management program, you really start to shift the balance sheet that looks much more beneficial.

It's all organic growth. We don't go out and purchase anything. So to Chris' point earlier, all of the consumer lending that you see, all of the commercial lending, all of the real estate lending that you see in there is all generated internally. And I really do believe that we are going to be able to join forces and bring that same type of momentum to the whole.

MARK MULHOLLAND:  Well, thank you.

FRED MARCELL:  Thanks, Mark.

OPERATOR: Thank you. We have time for one final question. Your final question is coming from Rick Dauteuil with Columbia Management.

RICK DAUTEUIL, COLUMBIA MANAGEMENT: Yes, my line of - we are also a Willow Grove holder. And so, I guess from my perspective I agree with some of the folks that recently voiced their - the last couple of folks that voiced their concerns or opinions about this deal. I think paying the - I don't care what the, what the going rate is for acquisitions in a market, if 23 times is a very lofty multiple of earnings. And 2.8 times book is at least lofty if not very lofty.

And as a Willow Grove holder, the dilution to book here doesn't, you know, even come close to justifying the accretion to earnings. We are long-term value holders, and on the surface, this looks like a very bad deal for us. And again, I think other alternatives - it's nice to have a goal to be independent, and it's nice to have a goal to grow. I heard nowhere in that, in that speech a goal to generate shareholder value.

And to the extent that we have shareholder value opportunities in the 22 range today, how long is it going to take for this combined entity to get us to a 22, 23, kind of, number with $1 in earnings in, whatever, '06? You know, it doesn't look like - I mean, we might be looking at five or 10 years. And I think alternatives that could be had today should be looked at in light of that.

CHRIS BELL (?): Well, Rick, I certainly, again, appreciate your point of view. But also, you know, again, the increasing shareholder value really is paramount to what we believe in putting these organizations together. We're hopeful it will be sooner than the 10 years that's outlayed.

This was - obviously we were, we were - you know, through the second step received, you know, a capital that was in excess and it was going to take us a long time to leverage that on a, on a just a stand-alone basis. So we believe the investment of the capital and the combination with Chester Valley gets us to the point where we can begin to be a valued as an organic bank in those multiples.

You know, quite honestly, you know, as people continue to invest in our stock, you know, at these higher multiples, again, at some point what was the expectation? Again, we've always looked at it as, you know, again, trying to grow the capital, produce the shareholder value and, again, you know, for all, for all stake holders, the fact that we believe this independence approach, notwithstanding again the key value of the shareholder, makes the best sense for all involved.

So hopefully, again, we will execute on our business plan, and we'll get to those values sooner than later. But we truly believe we can. Donna - we're all excited about Donna coming on and taking the reins from Fred. And I guess we'll have to see. But, again, like we said to others, I would really like to have more of a conversation with you if we can at maybe some other point in time.

RICK DAUTEUIL: Yes, that's fine. I mean, I'd welcome that. But right now, you have between five and 600,000 shares with a big thumbs down from the Willow Grove side.

CHRIS BELL: OK. Thank you for your frankness. And we hope to engage in future conversations.

FRED MARCELL: Appreciate your opinion, Rick. And I would like to get together with you - this is Fred speaking - and give you a little more, a little more discussion I believe is necessary. Thank you.

OPERATOR: Thank you. At this time, I would like to turn the floor back over to management for any closing remarks.

DONNA COUGHEY: All right. Thank you. I really appreciate you all being on the phone for your interest in the company. And we look forward to talking to you again in the future. Thank you.

FRED MARCELL:  Thank you, everyone.

OPERATOR: Thank you for your participation. This does conclude today's teleconference. You may disconnect your lines at this time, and have a wonderful day.

END